

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2022

Pamela Bentley
Chief Financial Officer
GCM Grosvenor Inc.
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611

>   **Re: GCM Grosvenor Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2021**
>   **Filed February 25, 2022**
>   **File No. 001-39716**

Dear Ms. Bentley:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Finance